SilverCrest Reports Best Drill Hole Intercept to Date, More High-Grades at Las Chispas;

•	9.9 Metres Grading 3,212 gpt AgEq
•	3.5 Metres Grading 4,570 gpt AgEq
•	11.1 Metres Grading 879 gpt AgEq

TSX-V: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC – November 1, 2018 - SilverCrest Metals Inc. (“SilverCrest” or the “Company”) is pleased to announce further Phase III drill results for the Las Chispas Property (the “Property”) located in Sonora, Mexico. As planned, the first seven (7) in-fill drilling results are from the Babicanora Vein including Area 51 and Babicanora Central zones. Results for the first five (5) holes from Area 51 show higher grades and greater vein widths overall than previously reported for nearby drill results (see details below and attached Figures). The planned in-fill program is designed to upgrade the current inferred resource at Las Chispas by improving the drill density to approximately 25 metre centres for confirmation of continuity, grade and thickness of the vein. Although these in-fill holes are within the high-grade footprint of the updated resource announced on September 19, 2018 titled “SilverCrest Expands Las Chispas Inferred Resource 4.3 Million Tonnes at 3.68 gpt Au and 347 gpt Ag, or 623 gpt AgEq for 87 Million Oz AgEq; Includes 1.6 Million Tonnes at 1,091 gpt AgEq for 56 Million Oz AgEq”, they were not yet part of the resource.

N. Eric Fier, CPG, P.Eng, and CEO, remarked, “We continue to de-risk Las Chispas with the startup of closely-spaced in-fill drilling for the Babicanora Vein, including the high-grade Area 51 zone. By announcing our best drill hole intercept to date suggests that significant additional potential could be discovered at Las Chispas. Furthermore, we are intercepting high-grade vein mineralization within 5 to 10 metres of our projected target, which helps to increase our confidence in vein location and continuity. With the addition of these first in-fill holes in the Babicanora Vein, we now have an impressive 119 drill intercepts (variable sample widths from 0.5 to 3.2 metres) grading greater than 1,000 gpt AgEq, 30 intercepts greater than 5,000 gpt AgEq and 15 intercepts greater than 10,000 gpt AgEq with our highest single grade being 36,764 gpt AgEq over 0.5 metres from a total of 351 core holes (94,735 metres) drilled to date at Las Chispas. SilverCrest will continue with both its in-fill drilling focused on de-risking our current resources and expansion drilling focused on new discoveries as we systematically work on completing the next updated resource and our Preliminary Economic Assessment (“PEA”) in Q1, 2019.”

The most significant result for this release is our best intercept (grade x thickness) since commencement of the exploration program in February 2016. Hole BA18-96 intersected 9.9 metres (true width) grading 14.4 gpt Au and 2,132.4 gpt Ag, or 3,212 gpt AgEq. Also noteworthy are holes BA18-94 at 3.5 metres grading 33.06 gpt Au and 2,092.1 gpt Ag, or 4,570 gpt AgEq and BA18-95 at 11.1 metres grading 3.99 gpt Au and 580.2 gpt Ag, or 879 gpt AgEq. The following table summarizes the most significant drill intercepts for this news release (uncut, undiluted).

Babicanora Vein In-Fill Drill Intercepts:

Hole No.	Vein Zone	From (m)	To (m)	Drilled Intercept (m)	Est. True Width (m)	Au (gpt)	Ag (gpt)	AgEq* (gpt)
BA18-93	Area 51	300.5	304.6	4.1	3.8	6.78	1,090.5	1,599
incl.		302.4	304.6	2.2	2.0	8.97	1,505.0	2,177
BA18-94	Area 51	307.4	312.0	4.6	3.5	33.06	2,092.1	4,570
incl.		310.2	311.3	1.1	0.8	80.65	6,573.3	12,622
BA18-95	Area 51	294.0	308.2	14.2	11.1	3.99	580.2	879
incl.		296.0	298.7	2.7	2.1	8.01	1,250.0	1,850
incl.		303.1	304.2	1.1	0.9	25.5	2,381.0	4,293
BA18-96	Area 51	200.2	214.4	14.1	9.9	14.4	2,132.4	3,212
incl.		204.1	210.5	6.4	4.5	30.28	4,498.3	6,769
incl.		208.5	209.5	1.0	0.7	102.15	12,756.7	20,418
BA18-97	Area 51	294.0	296.0	2.0	1.5	2.52	454.4	643
incl.		294.0	295.0	1.0	0.7	4.57	821.0	1,164
UB18-14**	Babi Central	92.2	99.1	6.9	5.1	4.16	197.3	510
incl.		96.0	96.5	0.5	0.4	10.8	458.0	1,268
UB18-15	Babi Central	64.5	66.9	2.4	1.8	0.10	191.7	197
Weighted Average	Area 51 only			7.8	6.0	11.41	1,368.9	2,224

Note: all numbers are rounded.

* AgEq based on 75 (Ag):1 (Au) calculated using long-term silver and gold prices of US$18.50 per ounce silver and US$1,225 per ounce gold, with average metallurgical recoveries of 86.6% silver and 98.9% gold.
**UB signifies an underground core hole. BA is a surface core hole.

All assays were completed by ALS Chemex in Hermosillo, Mexico, and North Vancouver, BC, Canada.

Holes BA18-93 to 97 contain variable amounts of coarse argentite, native silver, electrum and free gold (see attached Figures).

A comparison of the weighted average grade (uncut, undiluted) and true widths of the previous drill hole results in the “Area of Influence” (see attached Figures) versus the combined previous and new drill hole results shows an increase of 35% in width and 13% in AgEq grade based on the following:

•	Weighted average for previous drill results (10 holes): 2.9 metres grading 9.06 gpt Au and 980.5 gpt Ag, or 1,661 gpt AgEq.
•	Weighted average for new drill results (5 holes, table): 6.0 metres grading 11.41 gpt Au and 1,368.9 gpt Ag, or 2,224 gpt AgEq.
•	Weighted average for previous and new drill results (15 holes): 3.9 metres grading 10.33 gpt Au and 1,189.8 gpt Ag, or 1,964 gpt AgEq.

This general comparison is based on the first five in-fill holes to be reported in the Area 51 zone. Further in-fill drilling is underway, and initial results may not be indicative of additional future results.

The Company continues its Phase III exploration program with eight (8) drills operating on site, seven on surface and one underground. Drills are focused on expanding mineralization for inclusion in the next updated resource anticipated in Q1, 2019, and in-fill drilling (estimated 25 metre spacing) to reclassify Inferred Resources to Measured and Indicated. An additional 15,000 to 20,000 metres of drilling are planned for inclusion in the next updated resource. Other ongoing site work includes PEA work, final design work for the Area 51 decline, an extensive metallurgical test program, drilling large diameter wells for site water, and permitting for various additional work.

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.
SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico’s historic precious metal districts. The Company’s current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. SilverCrest is the first company to successfully drill-test the historic Las Chispas Project resulting in numerous discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS
This news release contains “forward-looking statements” within the meaning of Canadian securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company’s exploration, rehabilitation and drilling programs of the Las Chispas Property, including drilling test water wells, permitting for various work, and optimizing and updating the Company’s resource model; information with respect to high grade areas and size of veins projected from underground sampling results and drilling results; and the accessibility of future mining at the Las Chispas Property. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng	For Further Information:
Chief Executive Officer	SilverCrest Metals Inc.
SilverCrest Metals Inc.	Contact:	Fred Cooper, Investor Relations
	Telephone:	+1 (604) 694-1730
	Fax:	+1 (604) 357-1313
	Toll Free:	1-866-691-1730 (Canada & USA)
	Email:	info@silvercrestmetals.com
	Website:	www.silvercrestmetals.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

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